BRITISH COLUMBIA
ALBERTA
FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.                      Name and Address of Company

Teryl Resources Corp. (the "Company")
#240 – 11780 Hammersmith Way
Richmond, BC V7A 5E9
Phone: (604) 278-5996

Item 2.                      Date of Material Change

April 20, 2012

Item 3.                      News Release

The Company's news release was disseminated through the facilities of Marketnews Publishing, Inc. and Stockwatch on May 25, 2012.

Item 4.                      Summary of Material Change

The Company announced the signing of an Exploration, Development and Mine Operating Agreement (the "Agreement") with Minewest Silver & Gold Inc. ("Minewest") for the Silverknife silver, lead and zinc property in British Columbia.

Full Description of Material Change

The Company announced the signing of an Exploration, Development and Mine Operating Agreement (the "Agreement") with Minewest Silver & Gold Inc. ("Minewest") for the Silverknife silver, lead and zinc property in British Columbia.

Pursuant to the Agreement, the Company and Minewest will form a joint venture (the "Joint Venture") for the exploration and development of the Silveknife property located in North Central British Columbia (the "Property"). The Property is held by Minewest as to a 70% interest and by the Company as to a 30% interest. The Company also holds a 10% net profits interest in the Property.

The Agreement remains subject to approval of the TSX-Venture Exchange (the "TSX-V").

Under the terms of the Agreement, the initial participating interest (a "Participating Interest") of each of Minewest and the Company in the Joint Venture will be equal to their respective current interests. The operations of the Joint Venture will be managed by a manager (the "Manager") with Minewest acting as the initial Manager of the Joint Venture and remaining as such for as long as its Participating Interest is 50% or more. The Agreement also provides for a management committee (the "Management Committee") comprised of one member from the minority interest, currently Teryl, and two members from the majority interest holder, currently Minewest, the purpose of which will be to determine the overall policies, objectives, procedures, methods and actions under the Agreement.

The Agreement provides for an initial 2012 exploration program in the amount of approximately $360,000, which program to be approved by the Company and Minewest. Future exploration programs are subject to approval by the Management Committee. Participants of the Joint Venture must fund all exploration programs in amounts proportionate with their Participating Interest and failure to do so will decrease a participant's Participating Interest on a pro-rata basis. If a Participating Interest decreases to less than 10%, the relevant participant will be deemed to have assigned and conveyed its Participating Interest to the other participant.

The Agreement also contains a customary preemptive right pursuant to which a participant intending to transfer all or part of its Participating Interest must provide the other participant with notice and the option to purchase such interest.

Item 5.                      Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 6.                      Omitted Information

Not Applicable.

Item 7.                      Executive Officer

Please contact John Robertson, President of the Company, at 1-800-665-4616.

Item 8.                      Date of Report

  DATED May 29, 2012.